As Filed with the Securities
and Exchange Commission on         May 29, 2007       Registration No.  333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

                         For American Depositary Shares

                                   ----------

                             PRIME MINERALS LIMITED

   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                          The Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784

    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784

    (Address, including zip code, and telephone number, including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466
                          [x] immediately upon filing
                             |_| on (Date) at (Time)

      If a separate statement has been filed to register the deposited shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                          Proposed maximum   Proposed maximum
        Title of each class of                             Amount          Aggregate price   aggregate offering      Amount of
     Securities to be registered                      to be registered       per unit (1)         price (1)       registration fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each American                50 million              $.05            $2,500,000            $76.75
Depositary Share representing ordinary              American Depositary
shares of Prime Minerals Limited.                         Shares

====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                                               Location in Form of
         -----------------------                                               American Depositary Receipt
                                                                               Filed Herewith as Prospectus
                                                                               ----------------------------
(1)      Name and address of Depositary                                        Introductory Paragraph

(2)      Title of American Depositary Receipts and identity of deposited       Face of American Depositary Receipt, top center
         securities

         Terms of Deposit:

         (i)      The amount of deposited securities represented by one unit   Face of American Depositary Receipt - upper right
                  of American Depositary Shares                                corner

         (ii)     The procedure for voting, if any, the deposited securities   Paragraphs (15) and (16)

         (iii)    The collection and distribution of dividends                 Paragraphs (12), (14) and (15)

         (iv)     The transmission of notices, reports and proxy soliciting    Paragraphs (11), (15) and (16)
                  material

         (v)      The sale or exercise of rights                               Paragraph (13)

         (vi)     The deposit or sale of securities resulting from             Paragraphs (12) and (17)
                  dividends, splits or plans of reorganization

         (vii)    Amendment, extension or termination of the Deposit           Paragraphs (20) and (21)
                  Agreement

         (viii)   Rights of holders of receipts to inspect the transfer
                  Paragraph (11) books of the Depositary and the list of holders of receipts

         (ix)     Restrictions upon the right to deposit or withdraw the       Paragraphs (2), (3), (4), (5), (6) and (8)
                  underlying securities

         Item Number and Caption                                               Location in Form of
         -----------------------                                               American Depositary Receipt
                                                                               Filed Herewith as Prospectus
                                                                               ----------------------------
         (x)      Limitation upon the liability of the Depositary              Paragraphs (13), (18) and (22)

(3)      Fees and Charges                                                      Paragraph (7)

Item 2. Available Information

         Item Number and Caption                                               Location in Form of
         -----------------------                                               American Depositary Receipt
                                                                               Filed Herewith as Prospectus
                                                                               ----------------------------
2(a)     Public reports furnished by Issuer.                                   Paragraph (11)

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of ______________, 2007, among Prime Minerals Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Shares ("ADSs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

      Item 4. Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADS at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 25, 2007.

                                               By: THE BANK OF NEW YORK,
                                               as Depositary

                                               By:    /s/  U. Marianne Erlandsen
                                                      --------------------------
                                               Name:  U. Marianne Erlandsen
                                               Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, Prime Minerals Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Commonwealth of Australia on May 25, 2007.

                                                     PRIME MINERALS LIMITED

                                                     By: /s/ Vincent Hyde
                                                         -----------------------
                                                         Name:  Vincent Hyde
                                                         Title: Chairman

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on May 25, 2007.

Name                                              Title
----                                              -----

/s/  Vincent Hyde                 Chairman
---------------------------       (Principal Executive, Financial and
Vincent Hyde                        Accounting Officer)

/s/ Emilio Pietro Del Fante
---------------------------
Emilio Pietro Del Fante           Executive Director

/s/ Graeme Boyer
---------------------------
Graeme Boyer                      Non-Executive Director

/s/ Donald J. Puglisi
---------------------------
Donald J. Puglisi                 Authorized Representative in the United States
Managing Director
Puglisi & Associates

                                INDEX TO EXHIBITS

Exhibit
Number
-------

(1) Form of Deposit Agreement, dated as of ______________, 2007, among the Issuer, the Depositary and each Owner and holder from time to time of ADSs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)         Certification under Rule 466.